June 4, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Anne Nguyen Parker, Branch Chief
                   Norman Gholson, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed May 24, 2010 File No. 333-166194

Dear Ms. Parker and Mr. Gholson:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 3, 2010, relating to the Company’s Amendment No. 2 to Registration Statement on Form S-1 submitted to the Staff on May 24, 2010 (the “Second Amended Registration Statement”).  On behalf of the Company, we thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

The Company has responded to each of the Staff’s comments either by revising the Second Amended Registration Statement as requested by the Staff or providing information as requested by the Staff.  On its current schedule, subject to market conditions, the Company hopes to be able to print preliminary prospectuses during the week of June 7, 2010.

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference):

Amendment No. 2 to Registration Statement on Form S-1

1.	We have not received your responses to prior comments 3 and 5, and reissue them.

RESPONSE:  In response to the Staff’s comment, the Company has filed a response letter to the Staff’s prior comments (the “Prior Response Letter”) on June 3, 2010. The Company would like to further explain to the Commission that the Company previously instructed the Company’s financial printer to submit the Prior Response Letter to the Commission at the same time the Company instructed the financial printer to file the Second Amended Registration Statement. The Prior Response Letter, however, was not submitted to the Commission due to printer error.

Use of Proceeds, page 34

2.
We note you have amended the filing to update your financial information, and that your current assets and cash equivalents have increased.  As such, please revise this section to clearly discuss the use of proceeds. Notwithstanding your statement that your management will have broad discretion in the application of your net proceeds from this offering, please provide tabular disclosure of the amount or estimated amount to be allocated to each of capital expenditures, working capital and other general corporate purposes.  For example, given the statement that you expect your capital expenditures to be approximately $60 million over the next two years, please clarify how much of (or up to how much of) the $25.9 million will be allocated to capital expenditures.  Please provide this information using the number of shares being registered, and also if the underwriter’s option to purchase additional shares is exercised in full.

RESPONSE:  In response to the Staff’s comment, the Company has revised this section and other related sections to clearly discuss the use of proceeds.

*      *      *      *

You may reach me by telephone at my office in Shanghai, China at 011-86-21-6165-1708, my China mobile phone at 011-86-136-1182-3710, or my US mobile phone at 650-714-8523.  In my absence, please contact Laura Luo at her office phone at 011-86-21-6165-1706, her China mobile phone at 011-86-136-216-215-72, or her US mobile phone at 650-521-7365.  We can all be reached by fax at (650) 493-6811.

Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Don Williams
Don S. Williams, Esq.

cc:

SkyPeople Fruit Juice, Inc.
Yongke Xue, Chief Executive Officer
Spring Liu, Chief Financial Officer

Pryor Cashman LLP
Selig Selig D. Sacks, Esq.
Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
Roxanne K. Beilly, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Laura H. Luo, Esq.